# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evotec SE, CIK 0001412558
CUSIP: 30050E105
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: Manfred Eigen Campus, Essener Bogen 7, Hamburg, Germany (2M), 22419
Date of event which requires filing of this statement: 10/09/2026
Filed by CIK 0001704268
Persons authorized to receive notices and communications: Mubadala Investment Co. PJSC, Attn: Treasury and Investor Relations, P.O. Box 45005, Abu Dhabi, United Arab Emirates (C0), 00000, 971 2 413 0000

## Reporting persons
- Mubadala Investment Company PJSC (CIK 0001704268): type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 13: The calculation is based upon 177,909,968 Ordinary Shares (including Ordinary Shares in the form of American Depositary Shares, each representing one-half of one Ordinary Share), outstanding as of October 9, 2026, as reported by the Issuer on its website.
- Mamoura Diversified Global Holding PJSC: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 13: The calculation is based upon 177,909,968 Ordinary Shares (including Ordinary Shares in the form of American Depositary Shares, each representing one-half of one Ordinary Share), outstanding as of October 9, 2026, as reported by the Issuer on its website.
- Mubadala Technology Investments LLC: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 13: The calculation is based upon 177,909,968 Ordinary Shares (including Ordinary Shares in the form of American Depositary Shares, each representing one-half of one Ordinary Share), outstanding as of October 9, 2026, as reported by the Issuer on its website.
- ATIC Second International Investment Company LLC: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 13: The calculation is based upon 177,909,968 Ordinary Shares (including Ordinary Shares in the form of American Depositary Shares, each representing one-half of one Ordinary Share), outstanding as of October 9, 2026, as reported by the Issuer on its website.
- Ninety Fourth Investment Company LLC: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 13: The calculation is based upon 177,909,968 Ordinary Shares (including Ordinary Shares in the form of American Depositary Shares, each representing one-half of one Ordinary Share), outstanding as of October 9, 2026, as reported by the Issuer on its website.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value per share
Name of issuer: Evotec SE
Address of issuer's principal executive offices: Manfred Eigen Campus, Essener Bogen 7, Hamburg, Germany (2M), 22419

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by:

i. Mubadala Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi ("Mubadala Investment Company"), which is the sole owner of Mamoura Diversified Global Holding PJSC;

ii. Mamoura Diversified Global Holding PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi ("Mamoura Diversified Global Holding"), which is the sole owner of Ninety Fourth Investment Company LLC and the sole owner of Mubadala Technology Investments LLC;

iii. Mubadala Technology Investments LLC, a limited liability company established under the laws of the Emirate of Abu Dhabi ("Mubadala Technology Investments"), which owns 99.33% of ATIC Second International Investment Company LLC directly and the remaining 0.67% indirectly through a wholly owned subsidiary of Mubadala Technology Investments;

iv. ATIC Second International Investment Company LLC, a limited liability company established under the laws of the Emirate of Abu Dhabi ("ATIC Second International Investment Company"); and

v. Ninety Fourth Investment Company LLC, a limited liability company established under the laws of the Emirate of Abu Dhabi ("Ninety Fourth Investment Company").
Residence or business address: The principal business address of the Reporting Persons is P.O. Box 45005, Abu Dhabi, United Arab Emirates.
Present principal occupation or employment:
The principal business of Mubadala Investment Company and Mamoura Diversified Global Holding is as global investment companies with a mandate to generate sustainable financial returns to realize the Government of Abu Dhabi's vision of a globally integrated and diversified economy.

The principal business of Mubadala Technology Investments is investing in securities, including securities of the Issuer.

The principal business of ATIC Second International Investment Company is investing in securities, including securities of the Issuer.

The principal business of Ninety Fourth Investment Company is investing in securities, including securities of the Issuer.

The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are listed on Schedules A-1 to A-5 hereto, which are incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The information contained in rows 6 and 14 on each of the cover pages of this Statement are herein incorporated by reference into this Item 2.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in or incorporated by reference in Item 2, Item 4, Item 5 and Item 6 of this Statement is herein incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3, Item 5 and Item 6 of this Statement is herein incorporated by reference into this Item 4.

Pursuant to that certain Investment Agreement, dated October 12, 2020, by and between ATIC Second International Investment Company and the Issuer, ATIC Second International Investment Company purchased 9,182,652 Ordinary Shares issued by the Issuer by way of a private placement (the "Private Placement") for aggregate consideration of approximately EUR200 million.

On November 8, 2021, in connection with the Closing of the Issuer's initial public offering of its ADSs, ATIC Second International Investment Company purchased an aggregate of 4,597,701 ADSs, representing 2,298,850.5 Ordinary Shares at a price of $21.75 per ADS, which was the public offering price per ADS.

The Reporting Persons have acquired the Shares reported herein for investment purposes.

On July 29, 2022, ATIC Second International Investment Company transferred all of its 9,182,652 Ordinary Shares and 4,597,701 ADSs to Ninety Fourth Investment Company, a wholly owned subsidiary of Mamoura Diversified Global Holding, as part of an internal reorganization. As a result, Mubadala Technology Investments and ATIC Second International Investment Company ceased to beneficially own any Ordinary Shares. The beneficial ownership of Mubadala Investment Company and Mamoura Diversified Global Holding was not affected by the transfer.

On May 25, 2026 Ninety Fourth Investment Company converted all but one of its ADSs into Ordinary Shares.

On October 9, 2026, Ninety Fourth Investment Company sold all of its Ordinary Shares and its one remaining ADS in a privately negotiated block trade, as set out in Item 5.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement are herein incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10 on each of the cover pages of this Statement are herein incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days:
Ninety Fourth Investment Company has engaged in the following transactions with respect to the Ordinary Shares during the sixty days preceding the filing of this Amendment to Schedule 13D:

October 9, 2026 - Sale of 11,481,502 Ordinary Shares at a gross price of EUR2.5109 per Ordinary Share and sale of 1 ADS transaction at a net price of $1.56 per ADS, in a privately negotiated block trade.

The Reporting Persons undertook this sale to completely divest their investment in the Issuer.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Mubadala Investment Company, Mamoura Diversified Global Holding and Ninety Fourth Investment Company ceased to be the beneficial owners of more than five percent of the class of securities on October 9, 2026. Mubadala Technology Investments and ATIC Second International Investment Company ceased to be the beneficial owners of more than five percent of the class of securities on July 29, 2022.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 2, Item 3, Item 4 and Item 5 of this Statement is incorporated by reference in its entirety into this Item 6.

Except as set forth herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit
Number Description

99.1 Joint Filing Agreement, dated October 14, 2026, among the Reporting Persons (filed herewith).

## Signatures
- Mubadala Investment Company PJSC: /s/ Shahzad Ahmed Khan, Shahzad Ahmed Khan, Authorized Signatory (10/14/2026)
- Mamoura Diversified Global Holding PJSC: /s/ Shahzad Ahmed Khan, Shahzad Ahmed Khan, Authorized Signatory (10/14/2026)
- Mubadala Technology Investments LLC: /s/ Hernan Pellegrini, Hernan Pellegrini, Authorized Signatory (10/14/2026)
- ATIC Second International Investment Company LLC: /s/ Hernan Pellegrini, Hernan Pellegrini, Authorized Signatory (10/14/2026)
- Ninety Fourth Investment Company LLC: /s/ Shahzad Ahmed Khan, Shahzad Ahmed Khan, Authorized Signatory (10/14/2026)